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                            December 26, 2023

       Christopher Gaertner
       Chief Financial Officer
       DHC Acquisition Corp.
       1900 West Kirkwood Blvd.
       Suite 1400B
       Southlake, TX 76092

                                                        Re: DHC Acquisition
Corp.
                                                            Amendment No.1 to
Registration Statement on Form S-4
                                                            Filed December 12,
2023
                                                            File No. 333-275058

       Dear Christopher Gaertner:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Interest of Certain Persons in the Business Combination, page 28

   1. We note your response to our prior comment 15. Please revise to include the aggregate market value of the
7,736,268 DHC Founder Shares currently held by the sponsor.
       Risks Relating to Ownership of New BEN   s Common Stock Following the
Business
       Combination
       The market price and trading volume of New BEN Common Stock and New BEN Public
       Warrants may be highly volatile..., page 72

   2. We understand that the Citi Global Markets, Inc., the lead underwriter in your SPAC IPO has waived the deferred
underwriting commissions that would otherwise be due to it upon the closing of the
business combination. Please disclose how this waiver was obtained,
 Christopher Gaertner
FirstName LastNameChristopher Gaertner
DHC Acquisition  Corp.
Comapany26,
December   NameDHC
              2023 Acquisition Corp.
December
Page 2    26, 2023 Page 2
FirstName LastName
         why the waiver was agreed to, and clarify the SPAC   s current
relationship with Citi
         Global Markets, Inc. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 205

3. We note in Footnote A, that you received $5.5 million in gross proceeds from BEN's issuance of 550,000 shares of New BEN common stock, which would appear to represent a fair value price of $1.00 per share. In Footnote B, you disclose that you received $4.0 million in gross proceeds from the issuance of 1,826,484 shares of BEN common stock, which would appear to represent a fair value price of $2.19 per share. Tell us and disclose the reasons for the significant difference in fair value of your common share between these two issuances.
Consolidated Statements of Operations, page F-51

4. We have reviewed your response to prior comment 25. Please address the following items:

                Your response indicates that additional expenses were incurred during 2022 that were extinguished in this transaction. Please tell us and disclose why the counterparty accepted $37,437 worth of your common stock to offset relatively current accounts payable of $586,000.
                We note you issued 2,431,000 shares of common stock in this transaction. As such, it would appear that you valued your common shares at $0.015 per share for this transaction. Reconcile this fair value to your response to prior comment 27 in which you disclose that you obtained a valuation report that determined the fair value of your common stock in 2022 to be $0.10 per share in 2022. Disclose this as well.
Notes to Unaudited Condensed Consolidated Financial Statements
Note C - Acquisitions, page F-76

5. We have reviewed your response to prior comment 27. Please address the following items:

                Expand your disclosure to disclose the nature of the acquired developed technology.
              As noted in your response, clarify that this technology is not ready for commercialization. Further disclose if there are any licensing agreements related to this technology. In this regard, we note the disclosure in your response that DM Lab was founded by a professor in Korea University's Engineering Department and DM
              Lab has been funded by grants, loans and investors since its inception. Further disclose if there are any limitations that the technology must remain in Korea.
                We repeat our prior comment to explain in sufficient detail how you determined the
 Christopher Gaertner
FirstName LastNameChristopher Gaertner
DHC Acquisition  Corp.
Comapany26,
December   NameDHC
              2023 Acquisition Corp.
December
Page 3    26, 2023 Page 3
FirstName LastName
              Developed technology to be initially recognized at $17,678,370. Your statement that,
              "Given DM Lab had no revenue and minimal tangible assets, BEN inferred the value of the Developed Technology to be $17.4 million" does not appear to sufficiently address the comment.
                Your response indicates that you obtained a valuation report for the BEN Common
              Stock in 2022 and 2023 of $0.10 per share and $1.00 per share, respectively. Your response also indicates that at the time of the asset purchase agreement for DM Lab,
              "the agreed upon value of $1.00 per share between the unrelated parties approximates the fair value at the date of sale." Please reconcile these two statements as it appears in one you relied upon a valuation report and the other you approximated the fair value internally.
                Please explain and quantify the significant milestones that occurred within the
              Company between the 2022 valuation of $0.10 per share and the fair value of $1.00 in 2023. In this regard, we note the Company did not generate any revenue and the
              Company appears to not have had any technology during this time. Given the
              Company had minimal operations during this time, explain how the valuation expert concluded that rises in valuations and transaction prices in the private and public markets for AI based enterprises directly impacted the valuation of BEN.
                We note you have revised the useful life of the Developed technology intangible asset from 15 years to 10 years. Further, we note you cite in your response that DM Lab has never generated revenue and the AI technology acquired was not ready for commercialization since it was made primarily to demonstrate the AI technology's capabilities. Given the current state of this AI technology, it would appear that you acquired a research and development asset. As such, please explain your conclusion to begin amortizing. Please advise or revise accordingly. Refer to ASC 805 and ASC
              350-30-35-17A through 35-20.
General

6. Tell us whether Citi Global Markets, Inc. was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify if Citi Global
         Markets, Inc. claims no role in the SPAC   s business combination
transaction and has
         affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
7. Please tell us whether you are aware of any disagreements with Citi Global Markets, Inc.
         regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Citi Global Markets, Inc was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the firm is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a
 Christopher Gaertner
DHC Acquisition Corp.
December 26, 2023
Page 4
      fee waiver and the impact of it on the evaluation of the business combination.
8. Disclose whether Citi Global Markets, Inc. provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the firm was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the firm has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                               Sincerely,
FirstName LastNameChristopher Gaertner
                                                               Division of
Corporation Finance
Comapany NameDHC Acquisition Corp.
                                                               Office of
Technology
December 26, 2023 Page 4
cc:       Kevin Cooper
FirstName LastName